UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TE CONNECTIVITY PLC

(Exact name of registrant as specified in its charter)

Ireland	001-33260	98-1779916
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification Number)

Parkmore Business Park West
Parkmore, Ballybrit Galway, H91VN2T, Ireland
(Address of principal executive offices, including zip code)

John S. Jenkins, Jr.

610-893-9800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of TE Connectivity plc (the “Company”) is filed pursuant to Rule 13p-1 promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on our website at http://investors.te.com/financial-reports/sec-filings/default.aspx. The website and the information accessible through it are not incorporated into this Form SD.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is filing this Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 — Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of TE Connectivity plc for the period January 1, 2025 to December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TE CONNECTIVITY PLC

By:	/s/ John S. Jenkins, Jr.	Date:	May 29, 2026
Name: John S. Jenkins, Jr.
Title: Executive Vice President and General Counsel